

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2013

<u>Via E-Mail</u>
Mark Kalajzich
President and Chief Executive Officer
Tierra Grande Resources Inc.
Cnr Stirling Hwy & Fairlight
St Mosman Park, Western Australia 6012, Australia

   Re: Tierra Grande Resources Inc.
      Preliminary Proxy Statement on Schedule 14A
      Filed August 28, 2013
      Preliminary Information Statement on Schedule 14C
      Filed June 26, 2013
      File No. 000-53462

Dear Mr. Kalajzich:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ James Lopez (for)

            John Reynolds
            Assistant Director

cc: Karim Lalani, Esq.